GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

December 19, 2007

Mail Stop 4561

Michael McTiernan

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Laurence Associates Consulting, Inc. (the “Company”)

Registration Statement Form SB-2/ Pre-Effective Amendment One

File No.: 333-147261

Dear Mr. McTiernan:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments on the initial Registration Statement or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your comment letter dated December 5, 2007.

General

1.

Our website, www.laurenceassoc.com was down for a few days. It is back up now.

2.

The Table of Contents has been moved to the front of the prospectus.

3.

We have expanded the Compensation Table to comply with Item 402 of Regulation S-B.

4.

We have made the necessary revisions regarding Rule 144 revisions as contained in SEC Release 33-8869.

The Offering

5.

The Market Maker who has filed a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) is Park Financial Group, Inc., 174 West Comstock Avenue

Suite 200,Winter Park, Florida 32789.

Risk Factors

6.

We have eliminated one risk factor and edited others.

7.

We have inserted the amount of working capital as of September 30, 2007.

GARY B. WOLFF, P.C.

Michael McTiernan, Special Counsel

U.S. Securities and Exchange Commission

December 19, 2007

Re:

Laurence Associates Consulting, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-147261

Our success depends on our ability to maintain our professional reputation and brand name.

8.

We have edited and expanded the heading of the risk factor.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through issuance of additional shares of our common stock.

9.

We have added a separate risk factor to describe the risk of being able to issue shares without shareholder approval to enhance the control of existing management.

Selling Stockholders

10.

We have made the requested disclosure.

Management’s Discussion and Analysis or Plan of Operation

Other costs

11.

We have disclosed that these were finder or referral fees.

Start-up costs

12.

We have made the requested disclosure.

Liquidity

13.

The requested disclosure has been added to Note 5 to the audited financial statements as well as in Note 3 to the unaudited financial statements.

Recent Accounting Pronouncements

14.

The disclosure in Risk Factor #9 has been corrected.

Business

15.

We disclose that through December 17, 2007, we have had no cases in which we have had to refund fees or perform new searches at no charge. We have also provided the other requested disclosures.

Nature of Engagements

16.

We have made the requested disclosure.

Competition

17.

We disclose that, as a practical matter, every executive search firm in the country is a potential competitor. We do not compete against specific firms.

GARY B. WOLFF, P.C.

Michael McTiernan, Special Counsel

U.S. Securities and Exchange Commission

December 19, 2007

Re:

Laurence Associates Consulting, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-147261

Employees

18.

We have clarified the issue raised in your comment by disclosing that our director serves as corporate secretary but performs no other functions for us.

Stock Options

19.

We have made the requested clarification.

Plan of Distribution

20.

We have made the requested revision as to the Company’s president selling at a fixed price since he is deemed to be an underwriter.

21.

We have revised sub-paragraph (a) as relates to the Company’s president, its other director and the latter’s spouse.

Section 15(g) of the Exchange Act

22.

We have made the requested change.

Exhibit 5.1 Legal Opinion

23.

Legal opinion typographical error has been corrected.

Financial Statements

General

24.

We have added updated, unaudited financial statements.

25.

We have made the requested disclosure.

Summary of Significant Accounting Policies

26.

We have made the requested disclosure.

e.  Revenue Recognition

27.

At the time that the financial statements were issued, all revenue earned related to transactions in which any refund or other services could be required had passed so no uncertainties existed. If this were not the case, we would have to assess each open placement to estimate the likelihood of making refunds or providing additional services and record an appropriate allowance based on that assessment. We have clarified the footnote disclosure accordingly.

GARY B. WOLFF, P.C.

Michael McTiernan, Special Counsel

U.S. Securities and Exchange Commission

December 19, 2007

Re:

Laurence Associates Consulting, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-147261

Exhibit 23.1

28.

The inconsistency has been corrected

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Laurence Associates Consulting, Inc.

Li & Company, PC